FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

For the Registration Statement on Form S-1

of Hyster-Yale Materials Handling, Inc.

File No. 333-182388

AUGUST 03, 2012 / 03:00PM GMT, NC - Q2 2012 Nacco Industries Inc Earnings Conference Call

Hyster-Yale Materials Handling, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Hyster-Yale Materials Handling has filed with the SEC for more complete information about Hyster-Yale Materials Handling and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Hyster-Yale Materials Handling will arrange to send you the prospectus if you request it by calling toll-free 1-800-531-3964. The prospectus also is available by accessing Hyster-Yale Materials Handling’s website at www.hyster-yale.com/Hyster-Yale-S-1.pdf.

CORPORATE PARTICIPANTS

Christina Kmetko NACCO Industries, Inc. - IR

Al Rankin NACCO Industries, Inc. - Chairman, President & CEO

CONFERENCE CALL PARTICIPANTS

Jason Miller Ionic Capital - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen. Welcome to the second-quarter 2012 NACCO Industries, Inc. earnings conference call. My name is Caris and I will be your coordinator for today.

At this time all participants are in a listen-only mode. Later we will conduct a question-and-answer session. (Operator Instructions) As a reminder, this call is being recorded for replay purposes.

I would now like to hand the call over to your host for today, Ms. Christina Kmetko. Please proceed.

Christina Kmetko - NACCO Industries, Inc. - IR

Thank you. Good morning, everyone, and thank you for joining us today.

Yesterday a press release was distributed outlining NACCO’s results for the second quarter ended June 30, 2012. If anyone has not received a copy of this release or would like a copy of the 10-Q, please call me at 440-449-9669 and I will be happy to send you the information. You may also obtain copies of these items on our website at nacco.com.

Our conference call today will be hosted by Al Rankin, Chairman, President, and Chief Executive Officer of NACCO Industries. Also in attendance representing NACCO is Ken Schilling, Vice President and Controller. Al will provide an overview of the quarter and then open up the call to your questions.

Before we begin I would like to remind participants that this conference call may contain certain forward-looking statements. These statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements made here today.

Additional information regarding these risks and uncertainties was set forth in our earnings release and in our 10-Q. In addition, certain amounts discussed during this call are considered non-GAAP numbers. The non-GAAP reconciliations of these amounts are included in our 2012 second-quarter release which is available on our website.

I will now turn the call over to Al Rankin. Al?

Al Rankin - NACCO Industries, Inc. - Chairman, President & CEO

AUGUST 03, 2012 / 03:00PM GMT, NC - Q2 2012 Nacco Industries Inc Earnings Conference Call

As you know, NACCO announced consolidated net income of $21.8 million, or $2.60 per diluted share, on revenues of $773 million for the second quarter of 2012 compared with consolidated net income of $19.2 million, or $2.28 per share, on revenues of $811 million. Of particular importance during the quarter, we announced that on June 28 that Hyster-Yale Materials Handling would be spun-off from NACCO Industries.

We had a filing of a registration statement with the SEC related to that proposal and Hyster-Yale, as an independent company, will own and operate the Company’s materials handling business in its entirety. The spinoff is expected to occur during the third quarter of 2012.

If you look at the implications of that, looking backwards from the second quarter over the trailing 12 months, Hyster-Yale had revenues of about $2.5 billion; net income of $81.8 million; earnings before interest, taxes, depreciation, and amortization of $140.4 million. It had debt of $142.6 million, cash of $103 million — $143.1 million, so its net debt was actually cash positive $0.5 million.

The remaining NACCO after the spinoff of Hyster-Yale will have revenues of $814 million. Net income of $45.3 million, or had over the previous 12 months net income of $45.3 million. EBITDA of $85.5 million. It had debt at the end of the second quarter of $164.9 million, cash of $160.1 million, so it had net debt of $4.8 million.

As you look forward, and taking into account the additional expenses associated with becoming a public company, Hyster-Yale is expected to have ongoing annual incremental expenses something on the order of $3.5 million pretax. These expenses will commence on completion of the spinoff of Hyster-Yale when the normal and customary expenses associated with being a public company are expected to be incurred. Those include public reporting obligations, directors fees, insurance, and so on.

NACCO Industries is expected to incur additional public company expenses of about $0.5 million.

Turning now to each of the individual business units for more detail on the second quarter, at NACCO Materials Handling Group net income was $19.5 million, on revenues of $602 million. That compared to net income of $19.2 million on revenues of $648 million in the year-ago quarter. Revenues decreased, primarily as a result of unfavorable foreign currency movements mainly caused by the weakening of the euro and the Brazilian real against the US dollar, though there was a decline in unit volume primarily in Europe and the Americas and a decrease in other revenue.

The favorable effect of unit price increases implemented in 2011/early 2012, primarily in Europe and America, has partially offset the decrease in revenue.

In the second quarter worldwide new unit shipments decreased to approximately 18,700 units from shipments of approximately 19,900 in the second quarter of 2011, a decline from shipments of approximately 20,100 units in the first quarter of 2012. On the other hand, the worldwide backlog was approximately 24,200 units at June 30 and that compared with 25,100 a year ago, but the lower number of 22,300 at the end of the March 31 — at the end of the first quarter.

Second-quarter net income was comparable to the second quarter a year ago. The favorable effect of the lower income tax expense was offset by a decline in operating profit and the write-off of certain interest rate swap contracts as a result of refinancing its debt in the second quarter. Income tax expense was lower as a result of a release of $2.1 million of its deferred tax liability, which was provided for unremitted foreign earnings in the second quarter.

The decrease in operating profit was mainly due to unfavorable foreign currency movements in the Brazilian real and the euro, as they all weakened against the US dollar. There was an increase in material costs and higher employee-related expenses that was partially offset — all of this was partially offset by favorable price increases and a favorable shift in sales mix to higher margin products and markets.

Turning to the outlook, at NMHG the global lift truck market continues to — growth continues to moderate. We expect it to over the remainder of 2012 with volumes comparable to or up slightly from prior periods in the Americas, China, and Asia Pacific, and declining moderately in Europe, particularly Western Europe. Nevertheless, NMHG anticipates a slight increase in overall shipment levels and parts volumes in the remainder of 2012 compared with 2011, primarily as a result of new product introductions and marketing programs.

Of course, NMHG will continue to monitor ongoing market conditions and adjust manufacturing levels, if that turns out to be necessary. Expectations for material cost increases have moderated during the first half of 2012 and NMHG now expects commodity prices in the second half of 2012 to be similar to those in the last half of 2011. Price increases implemented early in 2012 have offset the higher material costs experienced in the first half.

Commodity prices do, however, remain sensitive to changes in the global economy and so the Company is going to continue to monitor economic conditions and the resulting effects on cost to determine the need for future price increases.

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NMHG’s new electric rider, warehouse, internal combustion engine, and big truck product development programs are all continuing to move forward. The new electric truck program brings a full line of newly-designed products to market. The Company launched the 4- to 5-ton electric truck in Europe in early July this year and expects to launch the final model of the program in the first quarter of 2003.

In mid-2011, the Company introduced in certain markets a new range of UTILEV branded lift trucks. Those are basic forklift trucks that meet the needs of lower intensity users. This new brand series of internal combustion engine utility lift trucks is gradually being introduced in the global markets over the course of the year.

All of these new products are expected to improve revenues and enhance operating margins, as well as help increase customer satisfaction. In the context of these new product introductions the Company will continue to focus on improving distribution effectiveness and capitalizing on its product capabilities to gain additional market share.

In addition, stricter diesel emission regulations for new trucks go into effect in 2012 in certain global markets and NMHG expects to launch a range of lift trucks in 2012 that will include engine systems that meet these new emission requirements.

Net income is expected to decline modestly in the second half of 2012 compared to the second half of 2011 as a result of the absence of one-time items, primarily the elimination of certain post-retirement benefits which resulted in a $2.9 million pretax gain in the 2011 results, an anticipated shift in sales mix to lower margin products and markets during the remainder of this year, and higher marketing, engineering, and employee-related costs. Specifically, results are expected to decrease in Europe, Middle East, and Africa market segment based on the anticipated decline in market growth in Europe as the economy continues to be depressed, as well as the anticipated effect of a weak euro on results.

Cash flow before financing activities for the full year 2012 is expected to be higher than 2011, primarily from reduced working capital requirements as the global lift truck markets continue to moderate in the Americas, China, and Asia Pacific and decline moderately in Europe. Longer-term NMHG is focused on improving margins in new lift truck units, particularly in its internal combustion engine business, through the introduction of its new products. In addition, NMHG is strategically focused on gaining market share through its new products which meet a broad range of market applications cost effectively and through enhancements to its independent dealer network and its marketing activities.

Turning to Hamilton Beach, Hamilton Beach reported net income of $2.2 million in the second quarter. Revenues were $111 million. That compared with net income of $1.3 million and revenues of $104 million a year ago.

The improvement in revenues was primarily the result of an increase in sales and products with higher price points, particularly in the US consumer market. The net increase was partially offset by unfavorable foreign currency movements caused by a strengthening US dollar against the Mexican peso and the Canadian dollar.

The increase in net income in the second quarter was primarily the result of increased sales offset by higher product costs and the absence of $900,000 pretax costs related to moving the Hamilton Beach distribution center to a larger facility a year ago. Lower interest expense related from lower debt levels also contributed to the increase in net income.

As you look forward over the rest of the year, the middle-market portion of the US small kitchen appliance market was under pressure at the end of 2011 and that pressure continued in the first half of 2012. We expect that to continue. Hamilton Beach’s target consumer, the middle-market mass consumer, continues to struggle with financial concerns and high unemployment rates. As a result, sales volumes in this segment of the US consumer market are expected to remain challenged and retailers are likely to remain cautious.

Nevertheless, Hamilton Beach expects improved volumes in comparison to weak levels in 2011. International and consumer and commercial product markets are anticipated to continue to strengthen compared with the prior year.

Ham Beach continues to focus on strengthening its North American market position through product innovation, promotion, increased placements, and branding programs together with appropriate levels of advertising for the Company’s highly successful and innovative product lines, such as the relatively recently introduced Scoop single-serve coffee maker. Hamilton Beach expects The Scoop, the Two-Way Brewer, and the Durathon iron product line, all introduced late last year, to continue to gain market position over time as broader distribution is attained.

The Company is also continuing to introduce innovative products in several small appliance categories. In the second half of the year Ham Beach expects to launch the Hamilton Beach Open Ease Automatic Jar Opener. These products, as well as other new product introductions in the pipeline for 2012 and expected key placements and promotions for the third and fourth quarters, are expected to enhance revenues and operating profit in the remainder of the year.

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As a result of these new products, placements, and promotions, and the Company’s improving position in the US consumer, commercial, and international markets, Ham Beach expects an increase in revenues in the second half compared with a year ago. Overall, Hamilton Beach also expects an increase in net income in the second half of 2012 as a result of anticipated increases in revenue and the absence of a charge of $1.3 million pretax for the write-off of the capital lease relating to an asset no longer being utilized, partially offset by an expected increase in operating expenses. The Company also expects that 2012 cash flow before financing activities will be slightly lower than 2011.

Kitchen Collection reported a loss of $3.2 million on revenues of $42.3 million compared with a net loss of $2.7 million on revenues of $40 million.

Revenues increased as a result of sales at newly opened Kitchen Collection stores, an increase in comparable store sales at the Kitchen Collection store format. Comparable store sales improved due to a higher average sales transaction value and an increase in sales transaction and customer visits.

The increase in revenue was partially offset by the effect of closing unprofitable Kitchen Collection and Le Gourmet Chef stores since June 30, 2011.

At the end of the second quarter Kitchen Collection operated 265 stores compared with 240 stores a year ago. Le Gourmet Chef operated 55 stores compared with 61 stores a year ago. Total stores at the year-end 2011 were 276 Kitchen Collection and 61 Le Gourmet Chef stores.

The increase in Kitchen Collection’s 2012 net loss was primarily the result of higher store costs due to an increase in the number of Kitchen Collection stores and lower operating margins at both Kitchen Collection and Le Gourmet Chef comparable stores, primarily caused by an increase in SG&A expenses. Selling, general, and administrative expense increased mainly as a result of higher employee-related costs and travel expenses. Many of these increased costs were the result of store format changes completed at all of the Le Gourmet Chef stores and the remodeling in 50 Kitchen Collection stores during the second quarter of 2012.

Looking forward, the outlet mall retail environment remains challenging as continued high unemployment rates and other consumer financial concerns are expected to continue to affect consumer sentiment and limit spending levels for Kitchen Collection’s target customer for the remainder of the year. However, the Company expects to have an increased number of Kitchen Collection stores in 2012 and anticipates revenue in the second half of 2012 will increase compared with a year ago. Kitchen Collection also expects an increase in net income for the second half of 2012 compared with a year ago, primarily in the fourth quarter of the year.

The Kitchen Collection expects that the momentum achieved by the new stores opened in 2011 and in the first half of 2012 to continue for the remainder of the year and expects improvements in operating results at both store formats. In addition, Kitchen Collection anticipates improvements in operating results as the Company continues its ongoing program of closing underperforming stores.

Enhanced sales and margins are also expected as a result of further improvements in store formats and layouts at both Kitchen Collection and Le Gourmet Chef stores. The Company completed the format changes of all of its Le Gourmet Chef stores in the second quarter of 2012 and expects to complete the remodeling of 30 more Kitchen Collection stores in the third quarter of 2012. Although the Company anticipates increases in product and transportation costs in 2012 and expects to offset those increased costs through price increases and other actions.

Cash flow before financing in 2012 is expected to be comparable to 2011.

North American Coal’s net income for the second quarter was $7.1 million, on revenues of $19.2 million. That compares with net income of $4.6 million and revenues of $19.4 million a year ago. The net income increased in the second quarter, primarily due to a gain of $2.3 million pretax resulting from the sale of certain land in Texas in the second quarter and improved earnings from the unconsolidated mines as a result of an increase in deliveries and contractual price escalators and lower operating expenses in the Mississippi Lignite Mining Company, primarily due to a decrease in production levels resulting in more costs being capitalized into inventory in 2012 than a year ago also contributed to the increase in net income. These improvements were partially offset by an increase in employee-related expenses.

North American Coal expects solid operating performance at its coal mining operations over the remainder of 2012. Tons delivered are expected to be comparable to deliveries a year ago, provided customers achieve currently planned power plant operating levels for the remainder of the year. Limerock deliveries for the second half are expected to be higher than deliveries in the second half a year ago. Royalty and other income in the remainder of 2012 is expected to be moderately higher than in the same period a year ago.

The new unconsolidated mines, which are in development and will not be in full production for several years, are expected to continue to generate modest income in the last half of the year. North American Coal also has new project opportunities for which it expects to continue to incur additional expenses in 2012.

In particular, the Company continues to move forward to obtain a permit for its Otter Creek reserve in North Dakota in preparation for the expected construction of a new mine. The permit is expected to be issued in late 2012.

AUGUST 03, 2012 / 03:00PM GMT, NC - Q2 2012 Nacco Industries Inc Earnings Conference Call

Overall, North American Coal expects net income in the second half of 2012 to be comparable to the second half a year ago. Anticipated gains on sales of dragline assets held for sale are expected to be fully offset by higher selling, general, and administrative expenses as a result of increased employee-related costs and development activities and lower operating results at the unconsolidated mining operation, particularly in the fourth quarter. Cash flow before financing activities for the 2012 is expected to be substantially higher than 2011, mainly as a result of expected asset sales.

That completes my overview of the news release which went out last evening. I would be happy to answer any questions that you may have at this time.

QUESTION AND ANSWER

Operator

(Operator Instructions) [Jason Miller], Ionic Capital.

Jason Miller - Ionic Capital - Analyst

Thank you for taking my call. Can you explain why it is time to spin off the Materials Handling business at this point of the cycle?

Then an unrelated question on the Kitchen Collection, how should we think about a return to profitability? And do you monitor it on a store-by-store basis? Are there some examples you can show us where the older stores or selected stores are profitable, so that there is a way forward to profitability in that business? Thank you.

Al Rankin - NACCO Industries, Inc. - Chairman, President & CEO

Let me take the Kitchen Collection question first. We do monitor individual store profitability. We are in a period where we have been making some significant changes to the presentation of our merchandise in both the Kitchen Collection stores and particularly in the Le Gourmet Chef stores.

The Kitchen Collection store format is generally quite satisfactory in its profitability and we expect it to improve, particularly as we weed out some of the poor performing stores and add additional stores that we expect to be good sound performers.

The Le Gourmet Chef format, as I have indicated, as a company has indicated pretty consistently in our quarterly earnings commentary; has not been performing at a level that we consider anywhere near satisfactory. There are certain mall locations that we are moving out of because they are less profitable. The rents relative to the sales volumes that we think are reasonable for those stores are too high. On the other hand, we are very hopeful that the revised format that we have put in place will bring those stores to greater profitability.

I think the other factor that requires patience in the Kitchen Collection format is that the consumer who purchases at both of those types of stores has been under a lot of financial stress. Our hope is that that financial stress will moderate over the next two or three years and that that will mean that comparable-store increases can be reasonably significant.

The consumer for the Kitchen Collection stores has been hard hit. On the other hand, those stores have a fairly basic product offering. The Le Gourmet Chef stores’ consumer is a little bit higher end but still in the same general category, but it is more discretionary in terms of the types of purchases than perhaps the Kitchen Collection store products are.

So it is another reason why there has been particular stress on those, and we are hopeful that the team has good plans for those. But the core profitability of a large cross-section of our stores is quite strong.

Turning to your question about the spinoff of NACCO Materials Handling Group, we have been through a period where NMHG has made a great many enhancements to its operating profile. It has a very strong product offering across the line. Its manufacturing facilities are smaller in number and much more efficient than they were a few years ago; a great deal of cost has been removed.

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Our supply chain activities have been centralized. We have a great deal more sourcing in low-cost countries and costs for quality have come down very dramatically in the last few years.

The business is really operating very soundly. While the volume levels at the industry have not returned to the levels of 2007/2008, the business is really very well positioned at this point. As I indicated earlier, it has essentially no net debt, so financially it is in a very strong position as well as being in a strong position from an operating point of view.

We see, as a result of being in that position that we gain several advantages from being able to move forward with a sound business as a separate entity. And those advantages particularly include a greater flexibility to pursue strategic growth opportunities, joint ventures, acquisitions, but particularly joint ventures where some kind of cross-shareholding in the companies may be of importance and where a separate, independent company can have a security that is attractive from a point of view of both sides.

We think that we can use the same kind of management incentive program that we think has been very effective at the NACCO Industries corporate level, which is the granting of restricted shares for long-term incentive purposes. Those restrictive shares come with enough cash to pay the taxes on them. And they can’t be sold for 10 years, so the employees, we believe, are highly motivated to take a long-term point of view with regard to the performance of the business. They have a real stake in it, just as a broad cross section of our shareholder base has a very long-term and stable point of view about the business.

We think that given the enhancements in the operating performance that I described that this is also a particularly good moment to have management focused and rewarded on serving each of the market segments and customer application needs and responding flexibly to changing market conditions, growth markets, and enhancing our market share position. All the pieces are in place, we think, in order to do those kinds of things.

You can also couple that, given these improvements and its real strong performance operating and financially, this gives Hyster-Yale direct access to equity capital markets and probably greater access to debt capital markets. And, not coincidentally, it gives investors a more focused investment option than has previously been the case.

So we think the timing is really very appropriate now for going forward with this spinoff. I should also say that each of the businesses that will remain with NACCO, or at least its largest ones — North American Coal and Hamilton Beach — are also operating in a very sound and a favorable way. Kitchen Collection has a way to go to get to where we want it to be, but it is a much smaller entity in terms of its profitability and potential profitability.

So we feel that we have businesses or two entities, Hyster-Yale and NACCO, that will have very strong returns on invested capital, very significant free cash flow. In both cases net debt roughly around zero with cash available for opportunities that may come along. So in both cases we think now that they are very well positioned for the future.

We can also do this in a way that I think provides us with a great deal of continuity. Our shareholder base will have great continuity and I will continue to serve in a leadership role, in the leadership role, in both companies, at least for the foreseeable future. So we expect to have strategic stability and continue to do exactly the same things that we have been doing in the past, but hopefully with more intensity and more commitment.

So we think this is the right time and that we can capitalize on a lot of hard work that has gone on over the last four years, particularly at NACCO Materials Handling Group as a separate Hyster-Yale Materials Handling Company.

Jason Miller - Ionic Capital - Analyst

Thank you for that very detailed answer. Is there a level of debt, though, that you might be comfortable with without making acquisitions that perhaps might enhance the returns to equity holders or could it be paid out in the form of a dividend as well?

Al Rankin - NACCO Industries, Inc. - Chairman, President & CEO

Well, certainly we will be looking at those issues in the context of the separate companies as they go forward. We have not — obviously, since those companies haven’t been formed, the separate independent Boards of Directors have not considered what dividend policies will be.

We have had, as you know, a share buyback program that was begun and carried out sort of until we got into this spin-off mode, and there is no reason that the Board won’t take a look at those kinds of programs in the future. I would much prefer to find thoughtful opportunities to deploy additional capital within the businesses at the

AUGUST 03, 2012 / 03:00PM GMT, NC - Q2 2012 Nacco Industries Inc Earnings Conference Call

kinds of returns that they get today. On the other hand, I think the best way to answer your question is to say that the debt levels in the net debt equation are, we believe, quite appropriate for each of our businesses.

It is worth noting that we have refinanced each business in the last relatively few months, all four of them, on very favorable terms in terms of historical perspective. And so the debt position that we believe is appropriate for each business is really in place at this point. So the opportunity is to use the cash in a wise and thoughtful way, and that is a subject that we will be taking up with the directors of the two independent companies.

Jason Miller - Ionic Capital - Analyst

I would just say given how thin your float is currently buying back stock doesn’t really make the situation worse versus a one-time dividend where we have uncertainty about what the tax rules are going to be but where there would be a 15% treatment, which would help return value to shareholders and allow us to continue to benefit from the future growth. Just my perspective on that; I am sure you have considered.

Al Rankin - NACCO Industries, Inc. - Chairman, President & CEO

Well, we certainly have considered it and I would just say that it is something that we have thought about a great deal. But we would expect that any share buyback, if we continue to do that, would enhance the value remaining in the hands of the shareholders who are still there after a share buyback. And that is particularly the case when you look at the multiple, depending on whatever multiple you want to take a look at.

This is not exactly an expensive situation relative to the kinds of returns on invested capital that I described earlier. So you have a company that is generating a high degree of free cash flow, very high returns on all of its significant businesses. The only exception at the moment is Kitchen Collection and we feel pretty good about getting that to acceptable levels relatively shortly.

So, you know, buying ourselves is not necessarily a strategy that we should set aside, and I am sure that the Board will take all of that into consideration, the two boards, as they consider it. But certainly it would be a very different — I am just suggesting it would be a very different equation if the multiples were much, much higher than the levels that they are at. I think the value equation changes.

As you know, the shareholders of NACCO are very patient, long-term shareholders. They have been in it — the major shareholders have been in it for a very long time and expect to continue to be.

Jason Miller - Ionic Capital - Analyst

Thanks very much.

Al Rankin - NACCO Industries, Inc. - Chairman, President & CEO

You are welcome.

Operator

(Operator Instructions)

Al Rankin - NACCO Industries, Inc. - Chairman, President & CEO

Okay, it sounds as if there are no more questions at this time. I think Christy can answer some questions and I’ll just turn it over to her for concluding remarks.

Christina Kmetko - NACCO Industries, Inc. - IR

AUGUST 03, 2012 / 03:00PM GMT, NC - Q2 2012 Nacco Industries Inc Earnings Conference Call

Thanks for joining us today. We do appreciate your interest, and if you do have any additional follow-up questions, please call me. Again, my number is 440-449-9669. Thank you so much.

Operator

Ladies and gentlemen, that concludes today’s conference. Thank you for your participation. You may now disconnect. Have a wonderful day.

Forward-looking Statements Disclaimer

The statements contained in this free writing prospectus that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made subject to certain risks and uncertainties, which could cause actual results to differ materially from those presented. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Neither NACCO Industries nor Hyster-Yale Materials Handling undertake any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. Such risks and uncertainties with respect to each subsidiary’s operations include, without limitation:

Hyster-Yale Materials Handling: (1) reduction in demand for lift trucks and related aftermarket parts and service on a global basis, (2) the ability of Hyster-Yale Materials Handling’s dealers, suppliers and end-users to obtain financing at reasonable rates, or at all, as a result of current economic and market conditions, (3) customer acceptance of pricing, (4) delays in delivery or increases in costs, including transportation costs, of raw materials or sourced products and labor or changes in or unavailability of quality suppliers, (5) exchange rate fluctuations, changes in foreign import tariffs and monetary policies and other changes in the regulatory climate in the foreign countries in which Hyster-Yale Materials Handling operates and/or sells products, (6) delays in manufacturing and delivery schedules, (7) bankruptcy of or loss of major dealers, retail customers or suppliers, (8) customer acceptance of, changes in the costs of, or delays in the development of new products, (9) introduction of new products by, or more favorable product pricing offered by, Hyster-Yale Materials Handling’s competitors, (10) product liability or other litigation, warranty claims or returns of products, (11) the effectiveness of the cost reduction programs implemented globally, including the successful implementation of procurement and sourcing initiatives, (12) changes mandated by federal, state and other regulation, including health, safety or environmental legislation and (13) the failure to complete the spin-off of Hyster-Yale Materials Handling, Inc. or obtain New York Stock Exchange approval for the listing of Hyster-Yale Materials Handling, Inc.’s Class A common stock.

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Hamilton Beach: (1) changes in the sales prices, product mix or levels of consumer purchases of small electric appliances, (2) changes in consumer retail and credit markets, (3) bankruptcy of or loss of major retail customers or suppliers, (4) changes in costs, including transportation costs, of sourced products, (5) delays in delivery of sourced products, (6) changes in or unavailability of quality or cost effective suppliers, (7) exchange rate fluctuations, changes in the foreign import tariffs and monetary policies and other changes in the regulatory climate in the foreign countries in which Hamilton Beach buys, operates and/or sells products, (8) product liability, regulatory actions or other litigation, warranty claims or returns of products, (9) customer acceptance of, changes in costs of, or delays in the development of new products, (10) increased competition, including consolidation within the industry and (11) changes mandated by federal, state and other regulation, including health, safety or environmental legislation.

Kitchen Collection: (1) changes in gasoline prices, weather conditions, the level of consumer confidence and disposable income as a result of the uncertain economy, high unemployment rates or other events or conditions that may adversely affect the number of customers visiting Kitchen Collection® and Le Gourmet Chef® stores, (2) changes in the sales prices, product mix or levels of consumer purchases of kitchenware, small electric appliances and gourmet foods, (3) changes in costs, including transportation costs, of inventory, (4) delays in delivery or the unavailability of inventory, (5) customer acceptance of new products, (6) the anticipated impact of the opening of new stores, the ability to renegotiate existing leases and effectively and efficiently close unprofitable stores and (7) increased competition.

North American Coal: (1) changes in tax laws or regulatory requirements, including changes in power plant emission regulations and health, safety or environmental legislation, (2) changes in costs related to geological conditions, repairs and maintenance, new equipment and replacement parts, fuel or other similar items, (3) regulatory actions, changes in mining permit requirements or delays in obtaining mining permits that could affect deliveries to customers, (4) weather conditions, extended power plant outages or other events that would change the level of customers’ coal or limerock requirements, which would have an adverse effect on results of operations, (5) weather or equipment problems that could affect deliveries to customers, (6) changes in the power industry that would affect demand for North American Coal’s reserves, (7) changes in the costs to reclaim current North American Coal mining areas or NACCO’s closed mining operations, (8) costs to pursue and develop new mining opportunities and (9) the outcome of legal challenges to the regulatory approvals necessary to construct the Liberty Mine and the Ratcliffe Plant in Mississippi.

NACCO INDUSTRIES, INC. EXCLUDING HYSTER-YALE MATERIALS HANDLING

EBITDA Reconciliation

	Quarter Ended
	9/30/2011	12/31/2011	3/31/2012	6/30/2012	6/30/12 Trailing 12 Months
	(in millions)
Reconciliation of cash flow from operations to EBITDA*
Cash flow from operations	$2.6	$38.3	$(16.6)	$15.2	$39.5
Change in working capital items	7.9	(4.0)	27.4	(8.7)	22.6
Gain (loss) on sale of assets	0.1	0.8	—	2.3	3.2
Difference between deferred income taxes and total tax provision	6.5	7.4	1.1	5.3	20.3
Other non-cash items	(1.7)	2.9	(1.7)	(6.7)	(7.2)
Interest expense, net	2.2	1.8	1.6	1.5	7.1

EBITDA*	$17.6	$47.2	$11.8	$8.9	$85.5

Calculation of EBITDA*
Net income attributable to stockholders	$8.2	$30.8	$4.0	$2.3	$45.3
Noncontrolling interest (income) loss	—	—	—	—	—
Income taxes provision	2.1	10.1	2.8	1.7	16.7
Interest expense	2.3	1.9	1.7	1.5	7.4
Interest income	(0.1)	(0.1)	(0.1)	—	(0.3)
Depreciation, depletion and amortization expense	5.1	4.5	3.4	3.4	16.4

EBITDA*	$17.6	$47.2	$11.8	$8.9	$85.5

*	EBITDA in this free writing prospectus is provided solely as a supplemental disclosure with respect to liquidity because management believes it provides useful information regarding a company’s ability to service its indebtedness. EBITDA does not represent cash flow from operations, as defined by U.S. GAAP. You should not consider EBITDA as a substitute for net income or net loss, or as an indicator of our operating performance or whether cash flows will be sufficient to fund our cash needs. NACCO defines EBITDA as income before income taxes and non-controlling interest (income) expense plus net interest expense and depreciation, depletion and amortization expense. EBITDA is not a measurement under U.S. GAAP and is not necessarily comparable with similarly titled measures of other companies.

HYSTER-YALE MATERIALS HANDLING

EBITDA Reconciliation

	Quarter Ended
	9/30/2011	12/31/2011	3/31/2012	6/30/2012	6/30/12 Trailing 12 Months
	(in millions)
Reconciliation of cash flow from operations to EBITDA*
Cash flow from operations	$(7.2)	$65.6	$19.1	$34.0	$111.5
Change in working capital items	33.0	(30.5)	12.0	(8.1)	6.4
Gain (loss) on sale of assets	(0.2)	—	—	—	(0.2)
Difference between deferred income taxes and total tax provision	5.2	(1.9)	4.0	6.8	14.1
Other non-cash items	(1.7)	2.2	(1.3)	(4.3)	(5.1)
Interest expense, net	3.6	3.6	3.4	3.1	13.7

EBITDA*	$32.7	$39.0	$37.2	$31.5	$140.4

Calculation of EBITDA*
Net income attributable to stockholders	$17.5	$23.6	$21.2	$19.5	$81.8
Noncontrolling interest (income) loss	—	0.1	—	—	0.1
Income taxes provision	4.1	4.0	5.7	2.0	15.8
Interest expense	4.1	3.9	3.8	3.4	15.2
Interest income	(0.5)	(0.3)	(0.4)	(0.3)	(1.5)
Depreciation, depletion and amortization expense	7.5	7.7	6.9	6.9	29.0

EBITDA*	$32.7	$39.0	$37.2	$31.5	$140.4

*	EBITDA in this free writing prospectus is provided solely as a supplemental disclosure with respect to liquidity because management believes it provides useful information regarding a company’s ability to service its indebtedness. EBITDA does not represent cash flow from operations, as defined by U.S. GAAP. You should not consider EBITDA as a substitute for net income or net loss, or as an indicator of our operating performance or whether cash flows will be sufficient to fund our cash needs. NACCO defines EBITDA as income before income taxes and non-controlling interest (income) expense plus net interest expense and depreciation, depletion and amortization expense. EBITDA is not a measurement under U.S. GAAP and is not necessarily comparable with similarly titled measures of other companies.